[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS, PC]
                                                             Christopher W. Carr
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                             Robert S. McCormack
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada


May 1, 2007



Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      V2K INTERNATIONAL, INC.
         REGISTRATION STATEMENT ON FORM SB-2
         FILED ON MARCH 9, 2007
         FILE NO. 333-141201

Dear Ms. Long:

On behalf of V2K International, Inc. (the "Company" or ("V2K"), Amendment No. 1 to the registration statement on Form SB-2 is being filed.

The comments of the Staff in its letter dated April 6, 2007, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending three hard copies of this letter, together with three hard copies of the Amendment, marked to show all of the changes. The numbers circled in the margin correspond to the number of the comment.

REGISTRATION STATEMENT'S FACING PAGE

1. WE NOTE THE PHRASE "OR OTHER DISTRIBUTION RECAPITALIZATION OR SIMILAR EVENT" UNDER (III) IN FOOTNOTE 2 TO THE CALCULATION OF REGISTRATION FEE TABLE. RULE 416(A) OF REGULATION C UNDER THE SECURITIES ACT PERMITS REGISTRATION OF ADDITIONAL SECURITIES ONLY "TO PREVENT DILUTION RESULTING FROM STOCK SPLITS, STOCK DIVIDENDS, OR SIMILAR TRANSACTIONS." PLEASE REVISE TO MAKE CLEAR THAT V2K INTERNATIONAL, INC. OR V2K IS REGISTERING ADDITIONAL SECURITIES ONLY AS PERMITTED BY THE RULE BY USING THE RULE'S EXACT LANGUAGE CITED ABOVE.

         RESPONSE:   Complied.  See page ii.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 2




PROSPECTUS SUMMARY, PAGE 3

2. DISCLOSURE STATES THAT V2K INTENDS TO GROW ITS BUSINESS PARTLY THROUGH CORPORATE LICENSE AGREEMENTS AND THAT V2K HAS LICENSE OPPORTUNITIES IN RELATED FIELDS. IF V2K HAS NOT ENTERED INTO CORPORATE LICENSE AGREEMENTS OR LICENSE AGREEMENTS IN RELATED FIELDS AS OF THE DATE OF THE PROSPECTUS, PLEASE MAKE THAT CLEAR. WE NOTE THE DISCLOSURE ON PAGE 21 THAT V2K PROPOSES TO SELL LICENSE AGREEMENTS.

         RESPONSE: Complied. See pages 3 and 26. Disclosure has been added to make clear that it has not entered into any corporate license agreements or license agreements in related fields as of the date of the prospectus.

RISK FACTORS, PAGE 5

3. THE FIRST PARAGRAPH STATES: "THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO HARM OUR BUSINESS." SINCE V2K MUST DISCLOSE ALL RISKS THAT IT BELIEVES ARE MATERIAL, PLEASE DELETE THESE TWO SENTENCES.

         RESPONSE:  Complied.  These two sentences have been deleted.  See page
         5.

4. INCLUDE IN EACH RISK FACTOR'S DISCUSSION INFORMATION NECESSARY TO ASSESS THE RISK, INCLUDING ITS MAGNITUDE. FOR EXAMPLE:

         RESPONSE:  See the responses below for each risk factor:

            o THE FIRST RISK FACTOR STATES THAT V2K HAS INCURRED LOSSES. QUANTIFY V2K'S ACCUMULATED LOSSES AS OF THE LATEST BALANCE SHEET DATA IN THE REGISTRATION STATEMENT.

                  RESPONSE: Complied. The amount of accumulated deficit as of December 31, 2006, $1,559,167, has been added to this risk factor. See page 5.

            o THE SECOND RISK FACTOR STATES THAT V2K WILL NEED FINANCING TO CONTINUE ITS GROWTH AND THE DEVELOPMENT OF ITS BUSINESS PLAN. QUANTIFY THE KNOWN OR ESTIMATED AMOUNT OF FINANCING THAT V2K WILL NEED TO CONTINUE ITS GROWTH AND THE DEVELOPMENT OF ITS BUSINESS PLAN.

                  RESPONSE:  Complied.  See the additional disclosure on page 5.

            o THE THIRD RISK FACTOR STATES THAT V2K'S GROWTH STRATEGY IS DEPENDENT UPON ITS ABILITY TO SELL FRANCHISES AND LICENSE AGREEMENTS AND TO HAVE SUCCESSFUL FRANCHISEES. CLARIFY THAT V2K'S EXISTING FRANCHISE BASE IS TOO SMALL TO PRODUCE ENOUGH ROYALTY REVENUE AND GROSS PROFIT MARGIN FROM SALES OF MATERIALS AND SUPPLIES TO SUPPORT V2K'S OPERATIONS. WE NOTE THE DISCLOSURE IN MD&A.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 3


                  RESPONSE:  Complied.  See the disclosure added to page 5.

            o THE FOURTH RISK FACTOR STATES THAT V2K IS DEPENDENT ON OUTSIDE SUPPLIERS AND THAT ITS THREE LARGEST VENDORS CONSTITUTED 68% OF MATERIALS AND SUPPLIES FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2006. CLARIFY WHETHER V2K IS MATERIALLY DEPENDENT ON ANY ONE SUPPLIER AND WHETHER V2K HAS ANY AGREEMENT WITH A SUPPLIER. IF V2K HAS ANY AGREEMENT WITH A SUPPLIER, ADVISE WHAT CONSIDERATION V2K HAS GIVEN TO FILING THE AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT. SEE ITEM 601(B)(10) OF REGULATION S-B.

                  RESPONSE: Complied. The Company has added disclosure to the risk factor on page 6 to indicate that any of the vendors could be replaced, but that some disruption might occur. The only agreements that V2K has with vendors would be considered to be in the ordinary course of its business and thus not a material contract.

            o THE SEVENTH RISK FACTOR STATES THAT THE LOSS OF ANY OF V2K'S KEY PERSONNEL COULD HAVE AN ADVERSE EFFECT ON ITS OPERATIONS AND SYSTEM DEVELOPMENT. IDENTIFY V2K'S KEY PERSONNEL WHOSE LOSS COULD HAVE AN ADVERSE EFFECT ON ITS OPERATIONS AND SYSTEM DEVELOPMENT.

                  RESPONSE:  Complied.  See the disclosure on page 6.

            o THE TWELFTH RISK FACTOR STATES THAT V2K WILL ISSUE OPTIONS TO ITS OFFICERS, DIRECTORS, OR EMPLOYEES. STATE THE NUMBER OF OUTSTANDING OPTIONS ISSUED TO OFFICERS, DIRECTORS, AND EMPLOYEES AS OF THE MOST RECENT DATE PRACTICABLE.

                  RESPONSE:  Complied.  See the additional disclosure on page 7.

            o THE THIRTEENTH RISK FACTOR STATES THAT V2K PLANS TO APPLY TO HAVE ITS COMMON STOCK QUOTED ON THE OTC BULLETIN BOARD. PLEASE CLARIFY THAT THE OTC BULLETIN BOARD MAY NOT APPROVE THE APPLICATION.

                  RESPONSE: A sentence has been added, stating that the Company does not know whether the OTC Bulletin Board will approve its application. See page 8.

5. IN THE THIRD RISK FACTOR, DESCRIBE BRIEFLY WHAT POLICIES, PROCEDURES, AND PROGRAMS, IF ANY, THAT V2K HAS DEVELOPED AND IMPLEMENTED FOR ACHIEVING ITS OBJECTIVES OF SELLING FRANCHISES AND LICENSE AGREEMENTS AND HAVING SUCCESSFUL FRANCHISEES. FURTHER, CLARIFY WHETHER V2K HAS ENTERED INTO ANY MATERIAL LICENSE AGREEMENT. IF V2K HAS ENTERED INTO ANY MATERIAL LICENSE AGREEMENT, ADVISE WHAT CONSIDERATION V2K HAS GIVEN TO FILING THE AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT. SEE ITEM 601(B)(10) OF REGULATION S-B.

         RESPONSE: Complied. See the additional disclosure on pages 5 and 6. Note that the caption to this risk factor has been revised to reflect the Company's primary business focus. The only material license agreement that V2K has entered into is the license agreement

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 4




         between V2K Technology and V2K Window Fashions. This document has been filed as Exhibit 10.3.

6. SOME RISK FACTORS INCLUDE LANGUAGE LIKE "WE CANNOT ASSURE," "THERE CAN BE NO ASSURANCE," AND "THERE IS NO GUARANTEE." FOR EXAMPLE, REFER TO THE FIRST, SECOND, AND SEVENTH RISK FACTORS. SINCE THE RISK IS THE SITUATION DESCRIBED AND NOT V2K'S ABILITY TO ASSURE OR GUARANTEE, PLEASE REVISE.

         RESPONSE: Complied. These risk factors have been revised to remove such language. See pages 5 and 6.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, RESULTS OF OPERATIONS, PAGE 9

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 10

7. PLEASE SUPPLEMENT YOUR SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ON PAGE 10 TO DISCUSS ESTIMATES AND ASSUMPTIONS THAT HAVE A MATERIAL IMPACT ON THE FINANCIAL STATEMENTS AND TO PROVIDE GREATER INSIGHT INTO THE QUALITY AND VARIABILITY OF INFORMATION REGARDING FINANCIAL CONDITION AND OPERATING PERFORMANCE. ENSURE THAT THIS DISCLOSURE INCLUDES THE SPECIFIC JUDGMENTS AND UNCERTAINTIES AFFECTING THE APPLICATION OF THOSE POLICIES AND THE LIKELIHOOD THAT MATERIALLY DIFFERENT AMOUNTS WOULD BE REPORTED UNDER DIFFERENT CONDITIONS OR USING DIFFERENT ASSUMPTIONS. FOR EXAMPLE, DISCLOSURE REGARDING THE VALUATION OF ACCOUNTS RECEIVABLE MAY INCLUDE EXPECTED DEFAULT RATES, SPECIFIC IDENTIFICATION OF PROBLEM ACCOUNTS, AND EXPOSURE TO CERTAIN FRANCHISEES. FOR ADDITIONAL GUIDANCE AND DISCLOSURE CONSIDERATIONS, REFER TO SEC RELEASE 33-8350, AS WELL AS RELEASE 33-8098, LOCATED ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

         RESPONSE: We have added to the summary of significant accounting policies. See pages 10 through 13.

RESULTS OF OPERATIONS, PAGE 11

8. DISCLOSURE THAT V2K'S RESULTS OF OPERATIONS ARE IMPACTED PRIMARILY BY THE SALE OF FRANCHISES APPEARS INCONSISTENT WITH DISCLOSURE UNDER "REVENUE RECOGNITION" THAT REVENUE FROM MATERIALS AND SUPPLIES SALES REPRESENTED 72% OF V2K'S TOTAL REVENUE FOR THE YEAR ENDED SEPTEMBER 30, 2006. PLEASE CLARIFY AND REVISE AS NECESSARY.

         RESPONSE: Complied. Additional language has been added to disclose the small margins on sales of materials and supplies. See page 13.

9. WE NOTE YOUR DISCLOSURE THAT YOU DECIDED TO FOCUS PRIMARILY OF DEVELOPING THE RETAIL SALES OF EXISTING FRANCHISES AS OPPOSED TO THE SALE OF FRANCHISE UNITS. YOU BELIEVE, IN TURN, THAT THIS WILL INCREASE ROYALTY REVENUES AND SALES OF MATERIALS AND SUPPLIES. TELL US AND DISCLOSE THE IMPACT THAT YOU ANTICIPATE THIS CHANGE IN FOCUS WILL HAVE ON OPERATIONS. IT APPEARS THAT THE SALE OF MATERIALS AND SUPPLIES IS A SIGNIFICANT PORTION OF YOUR BUSINESS BUT HAS MARGINS IN THE 2-3% RANGE. TELL US AND DISCLOSE HOW FOCUSING ON A LOWER MARGIN BUSINESS WILL IMPACT OPERATIONS.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 5


         ENSURE THAT YOUR DISCLOSURE DISCUSSES THE NATURE OF THE COSTS INVOLVED AND WHY MARGINS TEND TO BE SO LOW.

         RESPONSE:  Complied.  See the additional disclosure on pages 13 and 14.

10. WE NOTE YOUR DISCUSSION OF MARGINS ON THE SALE OF FRANCHISE UNITS AND HOW THEY DECREASED FROM 54% TO 45% DURING 2006. TELL US AND DISCLOSE THE NATURE OF THE COSTS INVOLVED IN SELLING FRANCHISE UNITS AND THE FACTORS THAT CONTRIBUTED TO THE DECREASE IN MARGINS DURING 2006.

         RESPONSE:  Complied.  See the additional disclosure on page 14.

LIQUIDITY AND FINANCIAL CONDITION, PAGE 12

11. PLEASE REVISE TO PRESENT AN ENHANCED ANALYSIS AND EXPLANATION OF THE SOURCES AND USES OF CASH AND MATERIAL CHANGES IN PARTICULAR ITEMS UNDERLYING THE MAJOR CAPTIONS REPORTED IN THEIR FINANCIAL STATEMENTS RATHER THAN RECITATION OF THE ITEMS IN THE CASH FLOW STATEMENTS. FOR EXAMPLE, WE NOTE THAT YOUR CHANGE IN RECEIVABLES HAS HAD A MATERIAL IMPACT ON YOUR OPERATING CASH FLOWS. PLEASE DISCLOSE YOUR DSOS FOR EACH PERIOD AND EXPLAIN ANY VARIANCES. REVISE TO PROVIDE EXPANDED DISCLOSURE WHICH WILL INDICATE THE COMPANY'S ABILITY TO ADJUST ITS FUTURE CASH FLOWS TO MEET NEEDS AND OPPORTUNITIES, BOTH EXPECTED AND UNEXPECTED. REFER TO FRR 501.03 AND SEC RELEASE 33-8350.

         RESPONSE:  Complied.  See the revised discussion on pages 15 and 16.

12. PLEASE REVISE YOUR LIQUIDITY DISCLOSURE TO INCLUDE A MORE DETAILED DISCUSSION OF HOW YOU ANTICIPATE SATISFYING YOUR CASH REQUIREMENTS AND WHETHER OR NOT IT WILL BE NECESSARY TO RAISE ADDITIONAL FUNDS IN THE NEXT 12 MONTHS. IN LIGHT OF THE NEGATIVE OPERATING CASH FLOWS, OPERATING LOSSES, AND NEGATIVE WORKING CAPITAL, IT IS UNCLEAR HOW YOU PLAN TO SATISFY YOUR FINANCIAL OBLIGATIONS AND WHAT SOURCES OF LIQUIDITY YOU ARE RELYING ON. YOUR DISCLOSURE SHOULD IDENTIFY AND SEPARATELY DESCRIBE INTERNAL AND EXTERNAL SOURCES OF LIQUIDITY AND UNUSED SOURCES OF LIQUIDITY. WE NOTE THAT YOU HAVE HAD A BANK FACILITY FOR EQUIPMENT, CONVERTIBLE DEBENTURES AND BRIDGE LOANS; HOWEVER, YOU HAVE NOT FULLY DESCRIBED EACH SOURCE OF LIQUIDITY, THE TERMS, COVENANTS, AND CROSS DEFAULT PROVISIONS, IF ANY. REFER TO ITEM 303(B)(1) OF REGULATION S-B.

         RESPONSE:  Complied.  See the revised discussion on pages 16 and 17.

13. WITH REGARDS TO YOUR FRANCHISE AGREEMENTS, TELL US AND DISCLOSE THE NATURE OF ALL SIGNIFICANT COMMITMENTS AND OBLIGATIONS RESULTING FROM FRANCHISE AGREEMENTS, INCLUDING A DESCRIPTION OF THE SERVICES THAT YOU, THE FRANCHISOR, HAVE AGREED TO PROVIDE THAT HAVE NOT YET BEEN SUBSTANTIALLY PERFORMED. REFER TO THE DISCLOSURE REQUIREMENTS IN PARAGRAPH 20 OF SFAS 45.

         RESPONSE:  Complied.  See the additional disclosure on page 15.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 6



PLAN OF OPERATIONS, PAGE 13

14. DISCLOSURE STATES THAT V2K WILL LIKELY ADD TO ITS PROGRAMMING STAFF AND WILL LIKELY ADD OTHER EMPLOYEES TO ASSIST IN THE SUPPORT OF ITS FRANCHISEES. STATE THE KNOWN OR ESTIMATED NUMBER OF EMPLOYEES THAT V2K WILL LIKELY ADD.

         RESPONSE:  Complied.  See page 17.

BUSINESS, OUR PROPRIETARY SOFTWARE, PAGE 15

15.      DISCLOSURE STATES THAT V2K PLANS TO DEVELOP A WEB-BASED VERSION OF THE

         SOFTWARE AND A KIOSK VERSION OF ITS TECHNOLOGY AND PLANS ALSO TO EXPAND THE EXISTING SOFTWARE TO PROVIDE A VARIETY OF INTERIOR AND EXTERIOR DESIGN FUNCTIONS. SPECIFY V2K'S SCHEDULE FOR IMPLEMENTING ITS PLANS. CLARIFY WHETHER THE DEVELOPMENT AND EXPANSION PLANS REQUIRE SIGNIFICANT ADDITIONAL FINANCING, AND, IF SO, QUANTIFY THE KNOWN OR ESTIMATED AMOUNT OF FINANCING REQUIRED. WE NOTE THE DISCLOSURE IN THE SECOND RISK FACTOR THAT V2K RELIES UPON EXTERNAL SOURCES OF FINANCING TO FUND FUTURE GROWTH AND IMPLEMENTATION OF ITS BUSINESS PLAN, INCLUDING A COMPLETE RE-WRITE OF ITS PROPRIETARY SOFTWARE. FURTHER, CLARIFY WHETHER THERE HAS BEEN ANY IMPLEMENTATION OF THE PLANS FOR DEVELOPING THE WEB-BASED AND THE KIOSK VERSIONS AND EXPANDING THE EXISTING SOFTWARE. IF SO, CLARIFY WHETHER THE DEVELOPMENT AND THE EXPANSION ARE IN THE PLANNING STAGES, WHETHER PROTOTYPES EXIST, THE DEGREE TO WHICH DESIGN HAS PROGRESSED, AND WHETHER FURTHER ENGINEERING IS NECESSARY. SEE ITEM 101(B)(3) OF REGULATION S-B.

         RESPONSE: Complied. We have revised the disclosure appearing on pages 17 and 20 to clarify that the Company does not have any timetables for development of the web-based version of the software, the kiosk version, or the expansion of the software to provide other design functions and these projects are in the early stage of planning.

CURRENT APPLICATION OF SOFTWARE, PAGE 16

16. DISCLOSURE STATES THAT V2K OFFERS THREE, SIX, AND 12 MONTH NO PAYMENT, DEFERRED INTEREST CONSUMER FINANCING PLANS TO CUSTOMERS THROUGH A NATIONAL FINANCIAL INSTITUTION. CLARIFY WHETHER V2K RECEIVES FEES OR COMMISSIONS ON THE PLANS. IF SO, QUANTIFY THE AMOUNT OF FEES OR COMMISSIONS RECEIVED DURING THE PERIODS PRESENTED IN THE FINANCIAL STATEMENTS.

         RESPONSE: Complied. The requested disclosure has been added. See pages 20 and 21.

FRANCHISE AND LICENSING OPERATIONS, PAGE 17

17. DISCLOSURE STATES THAT "ENTREPRENEUR" MAGAZINE RATED V2K 50TH IN ITS TOP HOMEBASED FRANCHISES 2006 RANKINGS AND 189TH IN ITS FRANCHISE 500 2006 RANKINGS. CLARIFY WHETHER YOU INTEND FOR A POTENTIAL INVESTOR TO CONCLUDE FROM THE DISCLOSURE THAT THE MAGAZINE IS ACTIVELY ENDORSING OR PROMOTING V2K.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 7


         RESPONSE: Complied. An additional sentence has been added stating that potential investors should not conclude that the magazine is actively endorsing or promoting V2K. See page 22.

18. DISCLOSURE STATES THAT V2K MAY REQUIRE FRANCHISEES TO PARTICIPATE IN A REGIONAL ADVERTISING COOPERATIVE AND THAT ALL OR PART OF THE FEE WILL BE PAID TO THE COOPERATIVE. STATE WHAT THE FEE WOULD BE ON A MONTHLY OR AN ANNUAL BASIS.

         RESPONSE: Complied. Disclosure has been added to state that no participation in a regional cooperative has been required to date and that if a cooperative were to be established, the cooperative would determine the amount of the fee. See page 23.

19. DISCLOSE THE RETENTION RATE OF FRANCHISEES DURING THE PERIODS PRESENTED IN THE FINANCIAL STATEMENTS. WE NOTE THE DISCLOSURE IN MD&A THAT MORE OF V2K'S FRANCHISEES WERE IN BUSINESS FOR A LONGER PERIOD OF TIME IN 2006 AND THAT THIS BUSINESS EXPERIENCE RESULTED IN MORE SALES.

         RESPONSE: Complied. Additional disclosure has been on page 15 in MD&A and on page 26.

MANUFACTURING AND SOURCING, PAGE 22

20. DISCLOSURE STATES THAT V2K ACQUIRED 68% OF ITS MATERIALS AND SUPPLIES FROM THREE MAJOR VENDORS FOR THE YEAR ENDED SEPTEMBER 30, 2006. IDENTIFY THE THREE MAJOR VENDORS. SEE ITEM 101(B)(5) OF REGULATION S-B.

         RESPONSE:  Complied.  See page 26.

COMPETITION, PAGE 22

21. DISCLOSURE STATES THAT V2K IS AWARE OF FOUR OTHER COMPANIES THAT OFFER A SOFTWARE PRODUCT HAVING SOME OF THE FUNCTIONS OF ITS PROPRIETARY SOFTWARE. WE NOTE THAT THE DISCLOSURE DESCRIBES THE SOFTWARE PRODUCT OF TWO OF THE FOUR COMPANIES. EXPAND THE DISCLOSURE TO DESCRIBE BRIEFLY THE SOFTWARE PRODUCT OF THE TWO OTHER COMPANIES. ALTERNATIVELY, EXPLAIN WHY YOU HAVE NOT DONE SO.

         RESPONSE: Complied. The number of competitors has been revised to three, as one of the four software products is no longer available. A description of the software product of the third competitor has been added. See page 27.

FACILITIES, PAGE 23

22. DISCLOSURE STATES THAT V2K LEASES ITS PRINCIPAL OFFICES AND WORKROOM FACILITIES. ADVISE WHAT CONSIDERATION V2K HAS GIVEN TO FILING THE LEASE AGREEMENTS AS EXHIBITS TO THE REGISTRATION STATEMENT. SEE ITEM 601(B)(10) OF REGULATION S-B.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 8



         RESPONSE: Item 601(b)(10)(i)(D) requires the filing of "any material lease under which a part of the property described in the registration statement or report is held by the small business Issuer." Rule 405 of Regulation C defines "material" as follows: "MATERIAL. The term MATERIAL, when used to qualify a requirement for the furnishing of information as to any subject, limits the information required to those matters to which there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase the security registered."

         The Company believes that the lease for the workroom facilities does not contain any unusual terms or provisions. This lease charges rent at a rate typical for the type of space in the Denver area. Further, this lease is not significant in terms of the financial commitment to the Company going forward, as this lease is due to expire shortly and requires rent of $3,425 per month. Accordingly, the Company does not believe that this lease is considered "material" under the above definition.

         The Company is filing the office lease as Exhibit 10.4 to the registration statement, as this lease had a deferred rent obligation evidenced by a non-interest bearing promissory note that is payable in cash or shares of common stock at the option of the landlord. At December 31, 2006, the amount of this note was $128,167.

MANAGEMENT, CONFLICTS OF INTEREST, PAGE 25

23. DISCLOSURE STATES THAT MEMBERS OF V2K'S MANAGEMENT ARE ASSOCIATED WITH OTHER FIRMS INVOLVED IN A RANGE OF BUSINESS ACTIVITIES. CLARIFY WHETHER MEMBERS OF V2K'S MANAGEMENT DEVOTE LESS THAN 100% OF THEIR TIME TO V2K AND ITS BUSINESS. IF ANY MEMBER OF V2K'S MANAGEMENT DEVOTES LESS THAN 100% OF HIS TIME TO V2K AND ITS BUSINESS, IDENTIFY THE PERSON AND SPECIFY THE AMOUNT OF TIME THAT HE DEVOTES TO V2K AND ITS BUSINESS.

         RESPONSE: Complied. This disclosure has been clarified to distinguish time devoted by officers as compared to time devoted by outside directors. While the outside directors devote less than 10% of their working time, all of the officers devote all of their working time to V2K. See page 30.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 30

24. DISCLOSURE ON PAGE 25 STATES THAT MESSRS. GORDON E. BECKSTEAD AND VICTOR J. YOSHA MAY BE DEEMED TO BE "PROMOTERS" AND "CONTROL PERSONS" OF V2K. ENSURE THAT YOU HAVE PROVIDED HERE ALL OF THE DISCLOSURES REQUIRED BY ITEM 404(C) OF REGULATION S-B.

         RESPONSE: After reviewing the definition of "promoter" in Rule 405 of Regulation C, the Company has determined that it is more accurate to describe Messrs. Beckstead and Yosha as "organizers" rather than "promoters." See page 30. James Blyth has been identified as a promoter and the disclosures required by Item 404(c) of Regulation S-B appears on page 35.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 9



25. DISCLOSURE UNDER "BRIDGE LOAN" STATES THAT EACH LENDER RECEIVED 125,000 SHARES OF COMMON STOCK AND WARRANTS TO PURCHASE 125,000 SHARES OF COMMON STOCK WHEN HE CONVERTED HIS LOAN ON JANUARY 31, 2007. WE NOTE THAT THE FINANCIAL STATEMENTS' NOTES 8 AND 14 OMIT THE ONE MILLION WARRANTS TO PURCHASE SHARES OF COMMON STOCK THAT WERE RECEIVED UPON CONVERSION. PLEASE REVISE THE NOTES TO INCLUDE THE ONE MILLION WARRANTS TO PURCHASE SHARES OF COMMON STOCK THAT WERE RECEIVED UPON CONVERSION.

         RESPONSE: Complied. Notes 8 and 14 have been revised to reflect the issuance of 1,000,000 warrants upon conversion of the bridge loans. See pages f-12 and ff-23.

26. WITH REGARDS TO YOUR AGREEMENT WITH BOB LEO IN JULY 2004, TELL US HOW YOU ACCOUNTED FOR THIS "EMPLOYEE PACKAGE" WHICH INCLUDED THE OPTION TO PURCHASE A FRANCHISE FOR $10. YOUR DISCLOSURE INDICATES THAT THIS BENEFIT WAS WORTH APPROXIMATELY $44,500 BUT DOES NOT DISCUSS THE ACCOUNTING IMPACT TO THE COMPANY, IF ANY. CITE THE AUTHORITATIVE GUIDANCE THAT SUPPORTS YOUR ACCOUNTING TREATMENT.

         RESPONSE: The value of the franchise transferred to Mr. Leo as part of an employee package was set at $44,500, which was the selling price of franchises in arms-length transactions at the time of transfer. When the franchise was transferred to Mr. Leo in August 2005, the transaction was recorded as a debit of $44,500 to additional paid-in capital and a credit of $44,500 to franchise sales. Upon further consideration, the Company has changed the accounting for the transfer of the franchise to a debit to compensation to reflect the nature of the transaction as an employee benefit and a credit to additional paid-in capital, as Mr. Leo was an officer of the Company. This change in reporting has been reflected in the Amendment 1 to the Form SB-2. See Note 15 to the audited financial statements on page ff-23.

SELLING STOCKHOLDERS, PAGE 33

27. DISCLOSURE STATES THAT, EXCEPT FOR EIGHT SHAREHOLDERS, ALL OF THE SHAREHOLDERS PURCHASED UNITS IN A PRIVATE PLACEMENT FROM SEPTEMBER 2006 TO JANUARY 2007. IDENTIFY THE EIGHT SHAREHOLDERS WHO DID NOT PURCHASE UNITS IN THE PRIVATE PLACEMENT, AND DESCRIBE BRIEFLY HOW EACH OF THEM ACQUIRED THE SECURITIES BEING OFFERED FOR RESALE.

         RESPONSE:   Complied.  See the additional disclosure on page 37.

28. DISCLOSURE THAT SIX OF THE EIGHT SHAREHOLDERS CONVERTED THEIR BRIDGE LOANS TO V2K INTO UNITS ON THE SAME TERMS AS THOSE OFFERED IN THE PRIVATE PLACEMENT IS INCONSISTENT WITH DISCLOSURE UNDER "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" THAT ALL OF THE LENDERS CONVERTED THEIR LOANS INTO SECURITIES ON THE SAME TERMS AS THOSE OFFERED IN THE PRIVATE PLACEMENT. PLEASE RECONCILE THE DISCLOSURES.

         RESPONSE: The Company has added a table to the Certain Relationships and Related Transactions" section that sets forth the number of shares and warrants that were issued. See page 36. Some of the confusion arises from the fact that the amounts loaned by each person



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Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 10



         were the same for all of the related party lenders but were not the same for all of the non-affiliated lenders.

29. DISCLOSURE UNDER "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" STATES THAT EACH BRIDGE LOAN LENDER RECEIVED 125,000 SHARES OF COMMON STOCK AND WARRANTS TO PURCHASE 125,000 SHARES OF COMMON STOCK WHEN HE CONVERTED HIS LOAN INTO SECURITIES. SINCE DISCLOSURE IN THE TABLE HERE INDICATES THAT MESSRS. GORDON E. BECKSTEAD, GLEN HENGLEFELT, GEORGE A. JOHNSON, AND ROBERT M. NIEDER ARE OFFERING 500,000 SHARES OF COMMON STOCK FOR RESALE, INDICATE BY FOOTNOTE OR OTHERWISE HOW EACH OF THEM ACQUIRED THE ADDITIONAL SHARES BEING OFFERED FOR RESALE. WE NOTE THE DISCLOSURE UNDER "CONVERTIBLE DEBENTURES" IN THE CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS SECTION THAT MR. BECKSTEAD CONVERTED HIS DEBENTURE INTO 250,000 SHARES OF COMMON STOCK ON JANUARY 31, 2007 AND THAT THESE SHARES ARE BEING REGISTERED FOR RESALE IN THIS REGISTRATION STATEMENT.

         RESPONSE: The Company has added a table to the Certain Relationships and Related Transactions" section that sets forth the number of shares and warrants that were issued. See page 36.

30. CONFIRM THAT NONE OF THE SELLING STOCKHOLDERS IS A BROKER-DEALER OR A BROKER-DEALER'S AFFILIATE.

         RESPONSE: V2K hereby confirms that none of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer.

31. STATE THAT V2K WILL FILE A PROSPECTUS SUPPLEMENT TO NAME SUCCESSORS TO ANY NAMED SELLING STOCKHOLDERS WHO ARE ABLE TO USE THIS PROSPECTUS TO RESELL THE SECURITIES.

         RESPONSE:  Complied.  See the statement added on pages 37 and 38.

PLAN OF DISTRIBUTION, PAGE 35

32. CONFORM THE DISCLOSURE OF THE OFFERING PRICE HERE TO THAT ON THE PROSPECTUS' OUTSIDE FRONT COVER PAGE: "THE SELLING SHAREHOLDERS HAVE SET AN OFFERING PRICE OF $0.20 UNTIL OUR SHARES ARE QUOTED ON THE OTC BULLETIN BOARD AND THEREAFTER AT PREVAILING MARKET PRICES OR PRIVATELY NEGOTIATED PRICES."

         RESPONSE:  Complied.  See page 40.

33. EXPAND THE DISCLOSURE TO ADDRESS REGULATION M ISSUES. FOR GUIDANCE, YOU MAY WISH TO REFER TO THE DIVISION OF MARKET REGULATION'S STAFF LEGAL BULLETIN 9 THAT IS AVAILABLE ON THE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

         RESPONSE:  Complied.  See page 41.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 11



LEGAL MATTERS, PAGE 37

34. IDENTIFY THE OFFICER AND SHAREHOLDER OF DILL DILL CARR STONBRAKER & HUTCHINGS, P.C. TO WHOM MR. GORDON E. BECKSTEAD IS MARRIED.

         RESPONSE:   Complied.  See page 41.

ADDITIONAL INFORMATION, PAGE 37

35. IF A CONTRACT OR OTHER DOCUMENT FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT IS DISCUSSED IN THE PROSPECTUS, YOU ARE REQUIRED TO INCLUDE ALL MATERIAL PROVISIONS OF THE CONTRACT OR OTHER DOCUMENT IN THE PROSPECTUS. THUS, PLEASE CLARIFY WHAT YOU MEAN BY THE "NOT NECESSARILY COMPLETE" LANGUAGE.

         RESPONSE: Complied. This statement has been revised to state that while all material provisions are described, not all provisions are described. See page 42.

REPORT TO STOCKHOLDERS, PAGE 37

36. THE STATEMENT THAT "AS A RESULT OF FILING THE REGISTRATION STATEMENT, WE ARE SUBJECT TO THE REPORTING REQUIREMENTS OF THE FEDERAL SECURITIES LAWS" IS IMPRECISE. SINCE V2K WILL BECOME SUBJECT TO THE FEDERAL SECURITIES LAWS' REPORTING REQUIREMENTS UPON THE REGISTRATION STATEMENT'S EFFECTIVENESS, PLEASE REVISE.

         RESPONSE: Complied. This first statement in this section has been revised. See page 42.

THREE MONTHS ENDED DECEMBER 31, 2006

NOTE 5.  PRIVATE PLACEMENT, PAGE F-9

37. WE NOTE YOUR PRIVATE PLACEMENT DATED SEPTEMBER 6, 2006 OF UNITS CONSISTING OF ONE SHARE OF COMMON STOCK AND ONE PURCHASE WARRANT. TELL US HOW YOU ACCOUNTED FOR THIS TRANSACTION, INCLUDING YOUR CONSIDERATION AS TO WHETHER THE WARRANTS ARE DERIVATIVE INSTRUMENTS PURSUANT TO PARAGRAPHS 6-9 AND 11.A OF SFAS 133 AND PARAGRAPHS 12-32 OF EITF 00-19; HOW YOU VALUED THE WARRANTS; AND THE ASSUMPTIONS USED IN VALUING THE WARRANTS. ALSO, EXPAND NOTE 2 TO DISCUSS THE TREATMENT OF THE WARRANTS FOR ONE MILLION SHARES ISSUED TO THE LENDERS.

         RESPONSE: Paragraph 12 of SFAS 133 requires that certain embedded derivatives be separated from the host contract and accounted for at fair value if all three of the following criteria are met:

            1) The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

            2) The contract (including both the host and the embedded derivative) is not remeasured at fair value under GAAP.


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Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 12



            3) A separate instrument with the same terms as the embedded derivative would be a derivative instrument.

         All three characteristics were met with respect to the units. Therefore, the warrant was separated from the shares for valuation under guidance contained in EITF 00-19. The next consideration was whether the warrants would be considered debt or equity, and paragraphs 12 through 32 of EITF 00-19 must be met in order for the fair value of the warrant to be recorded as equity. For the Company, each requirement has been met for equity treatment, as follows:

            1) The contract permits the Company to settle in unregistered shares.

            2) The Company has sufficient authorize4d and unissued shares available to settle the contract after considering all other commitments.

            3) The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

            4) There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.

            5) There are not required cash payments to the counterparty under "top-off" or "make-whole" provisions.

            6) The contact requires net-cash settlement only in specific circumstances.

            7) There are not provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

            8) There is no requirement in the contract to post collateral at any point or for any reason.

         Having met the requirements with EITF 00-19 for recording the fair value of the warrant as equity, the Company valued the warrants using the Black-Scholes model at a total of $55 at December 31, 2006 for the 2,307,500 units that had been sold as of that date. The Company assumed a volatility rate of 28% and a risk-free interest rate of 5.125%.

         Note 2 of the Notes to the December 31, 2006 financial statements and
         Note 7 of the Notes to the September 30, 2006 financial statements have been expanded to discuss the 1,000,000 warrants issued to the bridge loan lenders. See pages f-8 and ff-17.

TWELVE MONTHS ENDING SEPTEMBER 30, 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE FF-9

38. WE NOTE YOUR DISCLOSURE ON PAGES 10 AND FF-9 WHICH STATES THAT YOU COLLECT AN ADVERTISING FEE FROM YOUR FRANCHISES AND ANY ADVERTISING EXPENSES INCURRED ON BEHALF OF A FRANCHISEE IS PAID


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Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 13


         FROM THIS ACCOUNT. HOWEVER, YOU DISCLOSE THAT YOU DO NOT INCLUDE ADVERTISING EXPENSES ON BEHALF OF THE FRANCHISEE IN YOUR STATEMENT OF OPERATIONS. TELL US THE NATURE OF THE ADVERTISING FEES THAT YOU RECOGNIZE AS REVENUE. ARE THESE FEES THE AMOUNTS YOU COLLECT FOR THE NATIONAL/REGIONAL/LOCAL ADVERTISING FUND OR ARE THESE THE ADMINISTRATIVE FEES YOU COLLECT FROM THE FUND? TO THE EXTENT THE FEES RECOGNIZED AS REVENUE IN YOUR STATEMENT OF OPERATIONS ARE FEES PAID TO THE FUND, TELL US HOW YOU DETERMINED THAT NOT RECOGNIZING ANY OF THE RELATED ADVERTISING EXPENSES ON BEHALF OF YOUR FRANCHISEE IS APPROPRIATE.

         RESPONSE: The Company collects a 2% advertising fee monthly on all retail sales that the franchisees make. This 2% amount (less a 15% administrative fee) is then placed in a restricted cash account, and is accounted for separately. The average amount collected on a monthly basis is between $14,000 and $18,000. The Company then pays out of this fund only approved costs associated with generating retail sales leads for the franchisees. The advertising fee that the Company recognizes as revenue is the 15% administrative fee discussed above. There is no cost specifically allocated to this revenue because these processes take place in the Company's normal course of business. The administrative fees that are generated from these funds are approximately $25,000 to $30,000 per year.

         The Company believes that not recognizing any of the related advertising expenses on behalf of its franchisees is appropriate as the advertising fund is a segregated asset maintained for the benefit of the franchisees. Therefore, advertising expenses paid directly from this separate account are not reflected in the Company's financial statements.

39. WE NOTE YOUR SALES OF MATERIALS AND SUPPLIES THAT YOU ACCOUNT FOR ON A GROSS BASIS ON YOUR STATEMENT OF OPERATIONS. PLEASE PROVIDE US YOUR EITF 99-19 ANALYSIS DISCUSSING EACH OF THE FACTORS AND HOW YOU DETERMINED THAT GROSS RECOGNITION OF THESE SALES IS APPROPRIATE.

         RESPONSE: The Company has determined that gross recognition of these sales is appropriate under EITF 99-19 due to the following:

         (1) The Company is the primary obligor in all arrangements. The invoices for all product are billed to V2K directly. V2K is responsible for collecting from franchisees and submitting payment to vendors. If a franchisee is due a credit V2K is responsible to get that credit from the vendor. If a franchisee does not pay an invoice, V2K is still liable to the vendor. V2K negotiates all credit terms and credit limits directly with the vendors. (EITF 99-19 #7)

         (2) The Company has latitude in establishing price. V2K negotiates all pricing with vendors and has the ability to establish rebate programs with vendors, mark ups or any other method of creating margin. (EITF 99-19 #9)

         (3) The Company performs part of the service - that is V2K creates the purchase orders through the software and submits directly to the vendor. V2K also creates the invoices to the franchisee and reviews many of the custom orders before submitting to a vendor for manufacturing. (EITF 99-19 #10)

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 14


         (4) The Company has 100% discretion in supplier selection. V2K can make the final determination on who to do business with and who to eliminate. (EITF 99-19 #11)

         (5) The Company determines the all product specifications in the process of reviewing and implementing any product to the distribution channel. This includes new products or existing product changes. (EITF 99-19 #12)

         (6) The Company has physical loss risk. If a franchisee orders a custom product from a vendor and the franchisee is unhappy about the product, and V2K has negotiated with the vendor for a credit and the franchisee denies making payment on the product, then V2K is ultimately responsible for payment to the vendor. (EITF 99-19 #13)

         (7) V2K has all credit risk on behalf of the franchisee to the vendors. (EITF 99-19 #14)

NOTE 2.  ACCOUNTS AND NOTES RECEIVABLE, PAGE FF-15

40. WE NOTE THAT YOUR ACCOUNTS RECEIVABLE BALANCE IS APPROXIMATELY 50% OF TOTAL ASSETS. TELL US WHY YOUR RECEIVABLE BALANCE IS SO SIGNIFICANT AND ADDRESS THE EXTENT TO WHICH YOU HAVE SUCCESSFULLY COLLECTED THESE AMOUNTS SUBSEQUENT TO THE BALANCE SHEET DATE. TELL US AND DISCLOSE IN THE MD&A WHETHER THERE ARE ANY COLLECTIBILITY OR BILLING PROBLEMS WITH ANY FRANCHISEES. DISCUSS SIGNIFICANT CHANGES IN CREDIT TERMS, COLLECTION EFFORTS, CREDIT UTILIZATION, AND/OR DELINQUENCY POLICIES. PROVIDE A SIMILAR ANALYSIS OF YOUR ACCOUNTS RECEIVABLE BALANCE AT DECEMBER 31, 2006.

         RESPONSE: The trade accounts receivable balance reflected on the balance sheet is what the Company has billed the franchisees for products, royalty and advertising funds. As the Company is essentially a product distributor, its biggest asset is its accounts receivable. The Company receives invoices from its vendors and simultaneously bills its franchisees. The Company has 45-day terms with many of its vendors, therefore allowing its franchisees to pay in a similar timeframe.

         The DSO as of September 30, 2006 and December 31, 2006 was 42 days. The Company has hired a new accounts receivable clerk and has implemented full utilization of its existing credit policies and procedures. This has allowed the Company to improve its DSO to only 36 days at February 28, 2007. These changes include putting franchisees on hold, charging interest on past due invoices, and consistently sending out statements to all franchisees. The Company has cancelled three franchise agreements in this new environment and has turned related balances over to collections. The total dollar amount on these accounts is less than $20,000. The Company anticipates that these changes should allow it to improve its DSO even more, while reducing the amount of write-offs when compared to previous years.

41. WE NOTE YOU HAVE A NOTES RECEIVABLE BALANCE RECORDED AT EACH BALANCE SHEET DATE FROM FRANCHISEES. TELL US WHAT THIS RELATES TO AND HOW THESE RECEIVABLES FROM FRANCHISEES DIFFER FROM THE TRADE RECEIVABLES RECORDED. TELL US THE TERMS OF THESE RECEIVABLE, HOW YOU DETERMINED THEY WERE COLLECTIBLE AND THAT REVENUE RECOGNITION UNDER PARAGRAPH 5 OF SFAS 45 WAS APPROPRIATE.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 15



         RESPONSE: The note receivable balances consist of interest and non-interest bearing notes that are collectible from existing franchisees. These notes have been utilized primarily for assistance in selling a franchise to someone that is an excellent candidate but may not have all of the cash available to acquire a franchise. Also, notes may be used in short-term situations where franchisees require some help in the immediate future to overcome an unusual circumstance. The terms typically are two years or less and carry a market interest rate that allows a candidate to get in the business, or continue its business, without any of the red tape required to get a business loan of this type. The Company does not have much risk on these notes because it has the ability to take back the franchise territory and resell the territory to someone else at a price greater than the note balance. Most of the principal amounts of the notes have been for $15,000 or less, while a current territory sells for $59,900. Even if a franchisee defaults on a note and the Company has to sell the franchise through a broker, the Company nets in excess of $25,000, allowing the Company to offset the note balance completely.

         The only revenue recognized on these notes is the interest on the notes. Any franchise fee associated with a note would have been recognized as part of the original fee after substantially all of the initial required services of the franchise agreement were provided.

NOTE 7.  BRIDGE LOAN, PAGE FF-17

42. WITH REGARDS TO THE 1,000,000 WARRANTS ISSUED TO THE BRIDGE LOAN HOLDERS, TELL US AND DISCLOSE THE TERMS OF YOUR REGISTRATION RIGHTS AGREEMENT, HOW YOU ARE ACCOUNTING FOR THE WARRANTS AND REGISTRATION RIGHTS AGREEMENT, AND HOW YOU CONSIDERED SFAS 133, EITF 00-19 AND FSP EITF 00-19-2.

         RESPONSE: The Company executed loan agreements with the bridge loan lenders that contained a registration provision granting "piggy-back" registration rights with respect to the shares of common stock underlying the warrants. The Company agreed to pay all of the expenses of registration, but not any commissions with respect to any shares sold by any lender. There is no penalty provision if the shares are not registered and no stated deadlines for accomplishing the registration of the shares.

         The Company analyzed the warrants under Paragraph 12 of SFAS 133 (see the response to comment 37 above) and determined that all three characteristics were met with respect to the bridge notes. Therefore, the warrant was separated from the shares for valuation under guidance contained in EITF 00-19. The Company then determined the warrants would be recorded as equity as paragraphs 12 through 32 of EITF 00-19 (outlined above in response to comment 37) were met.

         Having met the requirements with EITF 00-19 for recording the fair value of the warrant as equity, the Company valued the 1,000,000 warrants using the Black-Scholes model at a total of $7,655, based on the following assumptions: common stock based on a market price of $0.20 per share, zero dividends, expected volatility of 28%, risk free interest rate of 5.125%

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 16



         and expected life of 1.5 years. The Company debited other expense and credited additional paid-in capital.

NOTE 9.  STOCKHOLDERS' EQUITY

COMMON STOCK, PAGE FF-18

43. WE NOTE THAT DURING 2005 AND 2006 YOU ACCEPTED THE RESCISSION OF APPROXIMATELY 200,000 SHARES OF COMMON STOCK. TELL US THE NATURE OF AND CIRCUMSTANCES SURROUNDING THE RESCISSION OF THESE SHARES AND WHETHER OR NOT THE RESCISSION RIGHT IS A FEATURE OF ANY OR ALL OF YOUR OUTSTANDING COMMON STOCK. TELL US THE TERMS OF THE RESCISSIONS, HOW YOU ARE ACCOUNTING FOR AND CLASSIFYING ANY SECURITIES WITH RESCISSION RIGHTS AND CITE THE AUTHORITATIVE GUIDANCE THAT SUPPORTS YOUR ACCOUNTING TREATMENT.

         RESPONSE: During November and December of 2004, the Company was offering shares of its common stock at $0.30 per share. Two individuals purchased 83,330 shares each for $25,000 (a total of 166,660 shares for $50,000) in 2004. One of the purchasers requested a rescission of his purchase in 2005 as he wanted to reduce his purchase to only 33,330 shares for $10,000. The Company granted this request as a gesture of goodwill.

         When the Company decided to offer units of common stock and warrants at $0.20 per unit in 2006, the Company also decided to offer the lower price to these two investors. Accordingly, the purchase of 83,330 shares for $25,000 made in 2004 and reduced purchase of 33,330 shares for $10,000 made in 2005 were rescinded and these two investors were issued a total of 175,000 shares at $0.20 per share for a total of $35,000.

         The rescission right is not a feature of any of the Company's outstanding common stock. The Company decided to enter into the rescission transactions as goodwill gestures.

NOTE 11.  SEGMENT INFORMATION, PAGE FF-20

44. YOU INDICATE THAT YOU OPERATE IN THREE INDUSTRY SEGMENTS, WINDOWS, TECHNOLOGY, AND MANUFACTURING; HOWEVER, YOU ALSO PRESENT AN INTERNATIONAL SEGMENT. PLEASE TELL US THE FACTORS USED TO IDENTIFY YOUR REPORTABLE SEGMENTS AND HOW YOU CONSIDERED PARAGRAPHS 10-17 OF SFAS NO.
         131. SEE ALSO PARAGRAPH 26 OF SFAS 131.

         RESPONSE: The International segment actually refers to the parent holding company, V2K International. The Company has changed the caption of that column heading to "Parent Holding" to avoid this confusion. The Company has also revised Note 11 to state that V2K operates in four industry segments to include the parent holding company.

         Paragraph 10 of SFAS 131delineates the factors used to identify reportable segments:
            o Engagement in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);

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Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 17



            o Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
            o     For which discrete financial information is available.

         The Company identified four segments for the following reasons:
            o Parent Holding (formerly identified as "International") may not earn revenues, but will incur expenses that are unique to its role as the parent holding company. These expenses include the legal and accounting expenses specific to the obligations of a public reporting company, transfer agent expenses, and the cost of directors' and officers' liability insurance. The primary business activity of Parent Holding is that of raising adequate capital for its operating subsidiaries. The identifiable assets of Parent Holding, consisting of cash and receivables from the subsidiaries, exceeds the quantitative thresholds in paragraph 18 of SFAS 131.
            o Windows sells and supports franchises in the residential and commercial window fashion industry. Windows derives its revenues from sales of franchises, royalties and sales of materials and supplies to franchisees. Accordingly, it sells both a business concept and products to a base of franchisees.
            o Manufacturing makes soft product window treatments exclusively for Windows. Its sole customer is Windows.
            o Technology develops and licenses proprietary software that allows users to decorate windows for both residential and commercial customers. While its only customer is Windows at this time, it is contemplated that Technology will enter into license agreements with other entities for other applications of the proprietary software.

45.      PLEASE REVISE TO PROVIDE A RECONCILIATION OF YOUR TOTAL SEGMENT INCOME
         (LOSS) FROM OPERATIONS TO THE CONSOLIDATED INCOME (LOSS) FROM OPERATIONS AS REQUIRED BY PARAGRAPH 32(B) OF SFAS 131.

         RESPONSE:  The reconciliations appear on pages f-11 and ff-21.

UNDERTAKINGS, PAGE II-3

46.      INCLUDE THE UNDERTAKING REQUIRED BY ITEM 512(G)(2) OF REGULATION S-B.

         RESPONSE:  Complied.  See page II-3 for the additional undertaking.

EXHIBITS

47. INCLUDE AN EXHIBIT INDEX IMMEDIATELY BEFORE THE EXHIBITS FILED WITH THE REGISTRATION STATEMENT. SEE RULE 102(d) OF REGULATION S-T.

         RESPONSE:  Complied.

Pamela A. Long
Assistant Director
Securities and Exchange Commission
May 1, 2007
Page 18



EXHIBIT 10.2

48. ABSENT AN ORDER GRANTING CONFIDENTIAL TREATMENT, ITEM 601(B)(10) OF REGULATION S-B REQUIRES THE FILING OF MATERIAL CONTRACTS, INCLUDING ATTACHMENTS, IN THEIR ENTIRETY. ATTACHMENTS INCLUDE, FOR EXAMPLE, ANNEXES, APPENDICES, EXHIBITS, AND SCHEDULES. SINCE YOU DID NOT FILE APPENDIX A AND EXHIBITS 1, 2, AND 3 TO EXHIBIT 10.2, PLEASE REFILE THE
         EXHIBIT IN ITS ENTIRETY.

         RESPONSE: Complied. Exhibit 10.2 is being refiled with this Amendment No. 1.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures

Cc:      V2K International, Inc.